UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Announces Pricing Terms of Debt Tender Offers

Tokyo, March 4, 2020 — MUFG announced today the pricing terms of its previously announced partial cash tender offers for the debt securities listed below (the “Notes”). MUFG also announced today the aggregate principal amount of each series of Notes that it expects to purchase on the Early Settlement Date, which is expected to be March 13, 2020, as set forth in the table below. The tender offers are being made on the terms and subject to the conditions set forth in MUFG’s Offer to Purchase, dated February 18, 2020.

Title of Security	CUSIP Number	U.S. Treasury Reference Security	Reference Yield	Fixed Spread	Early Tender Payment (a)(b)	Total Consideration (a)(b)	Aggregate Principal Amount Tendered (c)	Maximum Series Tender Cap (d)	Aggregate Principal Amount Expected to be Accepted for Purchase
Floating Rate Senior Notes due March 1, 2021	606822 AB0	—	—	—	$50.00	$1,018.75	$113,352,000	$50,000,000	$50,000,000
2.950% Senior Notes due March 1, 2021	606822 AA2	1.375% U.S. Treasury Notes due 01/31/2022	0.897%	+5 bps	$50.00	$1,019.23	$998,551,000	$400,000,000	$400,000,000
Floating Rate Senior Notes due September 13, 2021	606822 AF1	—	—	—	$50.00	$1,015.00	$652,347,000	$100,000,000	$100,000,000
2.190% Senior Notes due September 13, 2021	606822 AG9	1.375% U.S. Treasury Notes due 01/31/2022	0.897%	+10 bps	$50.00	$1,017.72	$1,022,433,000	$450,000,000	$449,999,000
3.850% Senior Notes due March 1, 2026	606822 AD6	1.375% U.S. Treasury Notes due 01/31/2025	0.892%	+50 bps	$50.00	$1,140.26	$798,766,000	$700,000,000	$623,942,000

(a)	Per $1,000 principal amount.
(b)

The Total Consideration payable for each $1,000 principal amount of the Notes validly tendered at or prior to the Early Tender Date and accepted for purchase by MUFG includes the applicable Early Tender Payment. In addition, holders whose Notes are accepted for purchase by MUFG will also receive any accrued interest on such Notes.

(c)	As reported by D.F. King & Co., Inc., the tender and information agent for the tender offers.
(d)	The Maximum Series Tender Cap is the maximum aggregate principal amount of the applicable series of Notes MUFG offers to purchase.

For each series of MUFG’s 2.950% Senior Notes due March 1, 2021, 2.190% Senior Notes due September 13, 2021 and 3.850% Senior Notes due March 1, 2026 validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, on March 2, 2020 (the “Early Tender Date”) and accepted for purchase, the Total Consideration to be paid per $1,000 principal amount set forth in the table above was determined at 10:00 a.m., New York City time, on March 3, 2020, in the manner described in the Offer to Purchase by reference to the Fixed Spread specified in the table above plus the applicable yield to maturity, or the Reference Yield, based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the table above. For each series of MUFG’s Floating Rate Senior Notes due March 1, 2021 and Floating Rate Senior Notes due September 13, 2021 validly tendered and not validly withdrawn at or prior to the Early Tender Date and accepted for purchase, the Total Consideration to be paid per $1,000 principal amount is the amount set forth in the table above. The Total Consideration for each series of Notes includes an Early Tender Payment of $50.00 per $1,000 principal amount of Notes accepted for purchase. The holders of the Notes purchased will also receive any accrued and unpaid interest from the last interest payment date applicable to the relevant series of Notes up to, but not including, the Early Settlement Date.

For each series of Notes validly tendered after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on March 16, 2020, unless extended (the “Expiration Date”), and accepted for purchase will receive the Late Tender Consideration, which equals the applicable Total Consideration minus the Early Tender Payment. The holders of the Notes purchased will also receive any accrued and unpaid interest from the last interest payment date applicable to the relevant series of Notes up to, but not including, the Final Settlement Date, which is expected to be March 25, 2020. No tenders will be valid if submitted after the Expiration Date.

The aggregate principal amount of each series of the Notes that were validly tendered and not validly withdrawn at or prior to the Early Tender Date exceeded the applicable Maximum Series Tender Cap. MUFG expects to accept for purchase each series of such Notes in the aggregate principal amount shown in the table above on a prorated basis using a proration factor of approximately 45.6% for the Floating Rate Senior Notes due March 1, 2021, 41.9% for the 2.950% Senior Notes due March 1, 2021, 15.4% for the Floating Rate Senior Notes due September 13, 2021, 44.8% for the 2.190% Senior Notes due September 13, 2021 and 90.0% for the 3.850% Senior Notes due March 1, 2026. After proration is applied, each holder will have a fraction of the principal amount of validly tendered Notes purchased, rounded down to the nearest $1,000 principal amount equal to or in excess of $200,000 to avoid the purchase of Notes in a principal amount less than $200,000 and other than in multiples of $1,000 in excess thereof. MUFG will not accept any tender of Notes that would result in Notes in a principal amount of less than $200,000 being returned to the holder after proration.

The aggregate principal amount of each series of the 2.190% Senior Notes due September 13, 2021 and the 3.850% Senior Notes due March 1, 2026 that MUFG intends to accept for purchase on the Early Settlement Date did not exceed the applicable Maximum Series Tender Cap after applying the proration factor and adjustments for the minimum denomination described in the preceding paragraphs. With respect to the 2.190% Senior Notes due September 13, 2021, however, due to the minimum tender denomination and the applicable Maximum Series Tender Cap, MUFG does not expect any additional tendered Notes to qualify to be accepted for purchase in accordance with the terms and conditions set forth in the Offer to Purchase. Holders of 3.850% Senior Notes due March 1, 2026 may tender additional Notes at or prior to the Expiration Date. However, any Notes tendered after the Early Tender Date and at or prior to the Expiration Date may not be withdrawn, subject to applicable law. All Notes tendered at or prior to the Early Tender Date will have priority over the Notes tendered after the Early Tender Date.

MUFG does not intend to accept for purchase any Floating Rate Senior Notes due March 1, 2021, 2.950% Senior Notes due March 1, 2021 and Floating Rate Senior Notes due September 13, 2021 tendered subsequent to the Early Tender Date because such series of Notes accepted for purchase after proration exceeded the applicable Maximum Series Tender Cap. All Notes of such series not accepted for purchase will be promptly returned or credited to the respective holders’ accounts.

MUFG’s obligation to accept for purchase and to pay for the Notes validly tendered in the tender offers is subject to the satisfaction or waiver of the conditions described in the Offer to Purchase.

Information Relating to the Tender Offers

Morgan Stanley & Co. LLC and MUFG Securities Americas Inc. are acting as the dealer managers for the tender offers. D.F. King & Co., Inc. is the information agent and the tender agent for the tender offers.

Questions regarding the tender offers may be directed to: Morgan Stanley & Co. LLC at (800) 624-1808 (U.S. toll free) or (212) 761-1057 (collect), or MUFG Securities Americas Inc. at (877) 744-4532 (U.S. toll free) or (212) 405-7481 (collect). The Offer to Purchase may be obtained from D.F. King & Co., Inc. by calling toll-free at (866) 796-1291 (bankers and brokers can call collect at (212) 269-5550) or e-mailing mufg@dfking.com.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell the Notes or any other securities. MUFG is making the tender offers only by, and pursuant to, the terms of the Offer to Purchase. The tender offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of MUFG, the dealer managers, and the tender and information agent is making any recommendation in connection with the tender offers.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which are outside of MUFG’s control and could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “estimate(s),” “plan(s),” “should,” “intend(s),” “forecast(s),” “guidance,” “could,” “would” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on MUFG’s current understanding and assessment of relevant factors and reasonable assumptions about the future. They are subject to known and unknown risks and uncertainties, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates, stock prices, commodities prices and real estate prices, legal proceedings, changes in the regulatory and competitive environment, malfunctions and deficiencies in MUFG’s IT systems, natural disasters, cyber-attacks and other external events, and difficulties in hiring and retaining qualified employees.

Given these uncertainties, investors are cautioned not to place undue reliance on forward-looking statements. Investors are also urged to carefully review and consider the various disclosures that MUFG makes, which attempt to advise interested parties of the factors that affect MUFG’s business, including the “Risk Factors” included, or incorporated by reference, in the Offer to Purchase and the reports MUFG files with, or furnishes to, the SEC from time to time, specifically MUFG’s annual report on Form 20-F and current reports on Form 6-K. Except as required by law, MUFG disclaims any intent or obligation to update publicly any forward-looking statements set forth in this press release, whether as a result of new information, future events or otherwise.

-End-

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E naokazu_matsuda@mufg.jp

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